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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or Section 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 4)

LEVEL 3 COMMUNICATIONS, INC.
(Name of Subject Company (Issuer) and Filing Person (Offeror))

2.875% Convertible Senior Notes due 2010
6% Convertible Subordinated Notes due 2010
6% Convertible Subordinated Notes due 2009
(Title of Class of Securities)

52729NBA7
52729NAS9
52729NAG5
(CUSIP Number of Class of Securities)

Thomas C. Stortz
Executive Vice President and Chief Legal Officer
1025 Eldorado Boulevard
Broomfield, Colorado 80021
(720) 888-1000
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:
David K. Boston
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

Calculation of Filing Fee

Transaction valuation(1)	Amount of filing fee(2)
$837,705,820	$32,922

(1)
Calculated solely for purposes of determining the amount of the filing fee. The transaction valuation was calculated based on the purchase of (i) $354,541,000 aggregate principal amount of the issuer's 2.875% Convertible Senior Notes due 2010 at the tender offer price of $620.00 per $1,000 principal amount of such notes, (ii) $481,666,000 aggregate principal amount of the issuer's 6% Convertible Subordinated Notes due 2010 at the tender offer price of $700.00 per $1,000 principal amount of such notes and (iii) $305,135,000 aggregate principal amount of the issuer's 6% Convertible Subordinated Notes due 2009 at the tender offer price of $920.00 per $1,000 principal amount of such notes.

(2)
The amount of the filing fee was calculated at a rate of $39.30 per $1,000,000 of transaction value.

☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $32,922.	Filing Party: Level 3 Communications, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 17, 2008
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 4 (this "Amendment No. 4") amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (the "SEC") on November 17, 2008, as amended by Amendment No. 1 to the Schedule TO filed with the SEC on December 8, 2008, Amendment No. 2 to the Schedule TO filed with the SEC on December 16, 2008 and Amendment No. 3 to the Schedule TO filed with the SEC on December 23, 2008 (as amended, the "Schedule TO"), relating to three separate offers (each, an "Offer" and collectively, the "Offers") by Level 3 Communications, Inc., a Delaware corporation ("Level 3" or the "Company"), to purchase for cash any and all of its (i) 2.875% Convertible Senior Notes due 2010, (ii) 6% Convertible Subordinated Notes due 2010 and (iii) 6% Convertible Subordinated Notes due 2009 (collectively, the "Notes"), upon the terms and conditions set forth in the Offer to Purchase, dated November 17, 2008, as modified prior to the date hereof (the "Offer to Purchase"), and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Schedule TO. This Amendment No. 4 is intended to satisfy the reporting requirements of Rules 13e-4(c)(3) and 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule TO.

        The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment No. 4 by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 4.

        You should read this Amendment No. 4 together with the Schedule TO, the Offer to Purchase and the Letter of Transmittal. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

ITEMS 1, 4 and 11.

        Items 1, 4 and 11 of the Schedule TO are hereby amended and supplemented to include the following:

        "The Offers for the 2010 Senior Notes and the 2010 Subordinated Notes each expired at 12:00 noon, New York City time, on December 23, 2008. The Depositary has advised the Company that an aggregate of $162,718,000 principal amount of its 2010 Senior Notes and $173,571,000 principal amount of its 2010 Subordinated Notes were validly tendered in the applicable Offer for such Notes prior to the expiration of each such Offer. In accordance with the terms of each such Offer, the Company accepted for payment $162,718,000 principal amount of its 2010 Senior Notes at a purchase price of $620.00 per $1,000 principal amount of such Notes and $173,571,000 principal amount of its 2010 Subordinated Notes at a purchase price of $700.00 per $1,000 principal amount of such Notes, plus, with respect to each such series of Notes, accrued and unpaid interest up to, but not including, December 24, 2008. The Payment Date is expected to be December 24, 2008 with respect to validly tendered 2010 Senior Notes and 2010 Subordinated Notes.

        Pursuant to the terms of each such Offer, Notes not tendered in each such Offer will remain outstanding, and the terms and conditions governing such Notes, including the covenants and other protective provisions contained in the respective indentures governing such Notes, will remain unchanged.

        In addition, the Company has now waived the condition to its obligation to accept for payment, and to pay for, any of its outstanding 2009 Subordinated Notes validly tendered pursuant to the Offer for such Notes, that there have been validly tendered and not withdrawn on or prior to the Expiration Date of that Offer at least $135,000,000 principal amount of 2009 Subordinated Notes. The Company has also extended the expiration date of the Offer for its 2009 Subordinated Notes to 12:00 midnight, New York City time, on December 30, 2008, and such offer remains subject to all other terms and

2

conditions set forth in the Offer to Purchase dated November 17, 2008, as modified prior to the date hereof.

        As of 12:00 noon, New York City time, on December 23, 2008, an aggregate of $129,421,000 principal amount of the 2009 Subordinated Notes have been validly tendered in the Offer for such Notes."

        Filed with this Amendment No. 4 as Exhibit (a)(5)(v) is the press release issued by the Company on December 23, 2008.

ITEM 12.    EXHIBITS.

        Item 12 is hereby amended and supplemented to include the following exhibit:

Exhibit Number	Description
"(a)(5)(v)	Press Release dated December 23, 2008."

3

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 23, 2008	LEVEL 3 COMMUNICATIONS, INC.
	By:	/s/ THOMAS C. STORTZ
	Name:	Thomas C. Stortz
	Title:	Executive Vice President, Chief Legal Officer and Secretary

4

 EXHIBIT INDEX

        Exhibits filed as a part of this Schedule TO are listed below. Exhibits incorporated by reference are indicated in parentheses.

Exhibit Number	Description
(a)(1)(i)	Offer to Purchase dated November 17, 2008.*
(a)(1)(ii)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).*
(a)(1)(iii)
Securities Purchase Agreement, dated as of November 17, 2008, by and among Level 3 Communications, Inc. and certain investors named therein, relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.*
(a)(1)(iv)
Amendment No. 1 to the Securities Purchase Agreement, dated as of December 16, 2008, by and among Level 3 Communications, Inc. and certain investors named therein, relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.*
(a)(5)(i)	Press Release dated November 17, 2008.*
(a)(5)(ii)	Press Release dated December 8, 2008.*
(a)(5)(iii)	Press Release dated December 16, 2008.*
(a)(5)(iv)	Press Release dated December 23, 2008.*
(a)(5)(v)	Press Release dated December 23, 2008.
(b)(1)	Form of First Supplemental Indenture relating to Level 3 Communications, Inc.'s 15% Convertible Senior Notes due 2013.*
(d)(1)
Amended and Restated Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as trustee, relating to Level 3 Communications, Inc.'s Senior Debt Securities (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Form 8-K filed on July 9, 2003).
(d)(2)	Form of Subordinated Indenture (incorporated herein by reference to Exhibit 4.2 to Amendment 1 to Level 3 Communications, Inc.'s Registration Statement on Form S-3 filed on February 3, 1999).
(d)(3)
First Supplemental Indenture, dated as of July 8, 2003, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 2.875% Convertible Senior Notes due 2010 (incorporated herein by reference to Exhibit 4.2 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on July 9, 2003).
(d)(4)
Second Supplemental Indenture, dated as of February 29, 2000, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2010 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on February 29, 2000).
(d)(5)
First Supplemental Indenture, dated as of September 20,1999, by and between Level 3 Communications, Inc. and The Bank of New York Mellon, as successor to IBJ Whitehall Bank & Trust Company, as Trustee, relating to Level 3 Communications, Inc.'s 6% Convertible Subordinated Notes due 2009 (incorporated herein by reference to Exhibit 4.1 to Level 3 Communications, Inc.'s Current Report on Form 8-K filed on September 20, 1999).
(g)	Not applicable.
(h)	Not applicable.

*
Previously filed.

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  ITEMS 1, 4 and 11.
  ITEM 12. EXHIBITS.
SIGNATURE
EXHIBIT INDEX